Exhibit 99

October 24, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that today, i.e. on October 24, 2026, the Governance, Nomination and Remuneration Committee (GNRC) of the Bank, has granted 13,02,379 equity stock options of the face value of Re. 1/- (“options”) each at the grant price of Rs. 692.80 (Rupees Six Hundred Ninety-Two and Eighty Paise only) convertible into one equity share each of the Bank upon vesting and exercise in terms of the under Employees’ Stock Option Scheme ESOS – Plan H-2024 (ESOS 065).

Vesting of the options shall happen in 4 stages as under:

•	25% rounded off to the nearest 100 on completion of twelve months from the grant date

•	25% rounded off to the nearest 100 on completion of twenty-four months from the grant date

•	25% rounded off to the nearest 100 on completion of thirty-six months from the grant date

•	Balance on completion of forty-eight months from the grant date

The vested options need to be exercised within a period of 4 years from the respective dates of their vesting, failing which, they shall lapse forthwith. The options have been granted under the Scheme titled Employees’ Stock Option Scheme (ESOS) – Plan H-2024 (ESOS 065) in terms of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 as amended from time to time.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight